SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Bank7 Corp.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

06652N 107
(CUSIP Number)

Thomas L. Travis
President and Chief Executive Officer
1039 N.W. 63rd Street
Oklahoma City, Oklahoma 73116
(405) 810-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2018
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	06652N107

1	NAME OF REPORTING PERSONS

William Bradford Haines Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,411,200

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,411,200

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,411,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.5%(*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*  Based on 10,187,500 shares of common stock of the Issuer, par value $0.01 per share (the “Common Stock”), outstanding as of September 24, 2018, as reported in the registration statement on Form S-1 (File No. 333-227010) declared effective by the Securities and Exchange Commission on September 19, 2018 (the “Registration Statement”).

CUSIP No.	06652N107

1	NAME OF REPORTING PERSONS

Lisa K. Haines Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,688,150

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,688,150

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,688,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%(*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*  Based on 10,187,500 shares of Common Stock outstanding as of September 24, 2018, as reported in the Registration Statement.

CUSIP No.	06652N107

1	NAME OF REPORTING PERSONS

Julee S. Lawrence Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,688,150

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,688,150

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,688,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%(*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*  Based on 10,187,500 shares of Common Stock outstanding as of September 24, 2018, as reported in the Registration Statement.

CUSIP No.	06652N107

1	NAME OF REPORTING PERSONS

William B. Haines, not individually but solely as the trustee of the William Bradford Haines Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,411,200(*)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,411,200(*)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,411,200(*)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.5% (**)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  Mr. William B. Haines is the sole trustee of, and has voting power over the shares held by, the William Bradford Haines Financial Services Trust.
** Based on 10,187,500 shares of Common Stock outstanding as of September 24, 2018, as reported in the Registration Statement.

CUSIP No.	06652N107

1	NAME OF REPORTING PERSONS

John T. Phillips, not individually but solely as the co-trustee of the Lisa K. Haines Financial Services Trust and the Julee S. Lawrence Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,376,300 (*)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,376,300 (*)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,376,300 (*)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%(**)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  Consists of (A) 1,688,150 shares held for the account of the Lisa K. Haines Financial Services Trust; and (B) 1,688,150 shares held for the account of the Julee S. Lawrence Financial Services Trust.  Mr. John T. Phillips is the co-trustee of each of the Lisa K. Haines Financial Services Trust and the Julee S. Lawrence Financial Services Trust.
** Based on 10,187,500 shares of Common Stock outstanding as of September 24, 2018, as reported in the Registration Statement.

CUSIP No.	06652N107

1	NAME OF REPORTING PERSONS

Lisa K. Haines, not individually but solely as co-trustee of the Lisa K. Haines Financial Services Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,688,150 (*)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,688,150 (*)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,688,150 (*)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%(**)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  The Reporting Person is the co-trustee of the Lisa K. Haines Financial Services Trust, which directly holds shares of Common Stock of the Issuer.
**  Based on 10,187,500 shares of Common Stock outstanding as of September 24, 2018, as reported in the Registration Statement.

CUSIP No.	06652N107

1	NAME OF REPORTING PERSONS

Julee S. Thummel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable (see Items 3 and 4)

5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,688,150(*)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,688,150(*)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,688,150(*)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% (**)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  The Reporting Person is the co-trustee of the Julee S. Lawrence Financial Services Trust, which directly holds shares of Common Stock of the Issuer.
**  Based on 10,187,500 shares of Common Stock outstanding as of September 24, 2018, as reported in the Registration Statement.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Bank7 Corp., an Oklahoma corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1039 N.W. 63rd Street, Oklahoma City, Oklahoma 73116.

Item 2.  Identity and Background

(a)          This Schedule 13D is being filed by or on behalf of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	The William Bradford Haines Financial Services Trust (the “WBH Trust”);

(ii)	The Lisa K. Haines Financial Services Trust (the “LKH Trust”);

(iii)	The Julee S. Lawrence Financial Services Trust (the “JSL Trust”);

(iv)	Mr. William B. Haines, not individually but solely in his capacity as trustee of the WBH Trust;

(v)	Mr. John T. Phillips, not individually but solely in his capacity as co-trustee of the LKH Trust and co-trustee of the JSL Trust;

(vi)	Ms. Lisa K. Haines, not individually but solely in her capacity as co-trustee of the LKH Trust; and

(vii)	Ms. Julee S. Thummel, not individually but solely in her capacity as co-trustee of the JSL Trust.

The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as defined and described in Item 6.  The Reporting Persons are jointly filing this Schedule 13D pursuant to that certain Joint Filing Agreement, dated as of October 1, 2018, as described in more detail in Item 6 below.

(b)          The address of each of the Reporting Persons is 1039 N.W. 63rd Street, Oklahoma City, Oklahoma  73116.

(c)          The principal business of each of the William Bradford Haines Financial Services Trust, the Lisa K. Haines Financial Services Trust, and the Julee S. Lawrence Financial Services Trust (the “Haines Family Trusts”) is to invest the assets of the Haines Family Trusts for the benefit of the beneficiaries of the Trusts.   The principal occupation  or employment of Mr. William B. Haines is serving as Chairman of the Board of Directors of the Issuer and the Issuer’s wholly-owned banking subsidiary, Bank7 (the “Bank”).  The principal occupation or employment of Mr. John T. Phillips is serving as a director, Secretary and Senior Executive Vice President and Chief Operating Officer of the Issuer and the Bank.  The principal occupation or employment of Ms. Lisa K. Haines is serving as Executive Vice President and Chief Marketing Officer of the Bank.  Ms. Julee S. Thummel is employed as a court reporter.

(d), (e)    During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Haines Family Trusts are trusts organized under the laws of the State of Oklahoma.  Mr. William B. Haines, Mr. John T. Phillips, Ms. Lisa K. Haines and Ms. Julee S. Thummel are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

This filing does not reflect any recent purchase of securities by the Reporting Persons.  Rather, this filing is being made due to the combination of the Reporting Persons for the purpose of acting together as a group as set forth in Item 4.

Each of the Reporting Persons acquired the Common Stock prior to the initial public offering (the “IPO”) of the Issuer.  The Issuer was formed on August 3, 2004, at which time the WBH Trust was issued 900 shares of Common Stock.  On January 1, 2007, the Issuer declared a 200-for-1 stock split (the “2007 Stock Split”), increasing the number of issued and outstanding shares from 1,000 to 200,000.

On June 25, 2007, the LKH Trust and the JSL Trust each were issued 18,000 shares of Common Stock in exchange for their capital contribution to the Issuer.  On December 31, 2007, in return for their capital contributions to the Issuer, the WBH Trust was issued 2,640 shares of Common Stock, the LKH Trust was issued 13,280 shares of Common Stock and the JSL Trust was issued 13,280 shares of Common Stock.

On December 23, 2009, the LKH Trust and the JSL Trust each purchased from the Issuer an additional 3,400 shares of Common Stock.  On April 1, 2010, in return for their capital contributions to the Issuer, the WBH Trust was issued 12,860 shares of Common Stock, the LKH Trust was issued 3,320 shares of Common stock and the JSL Trust was issued 3,320 shares of Common Stock.

On April 1, 2010, the WBH Trust sold 10,300 shares of Common Stock to the LKH Trust and 10,300 shares of Common Stock to the JSL Trust.  On April 15, 2015, the WBH Trust sold 14,200 shares of Common Stock to the LKH Trust and 14,200 shares of Common Stock to the JSL Trust.

On July 9, 2018, the Issuer declared a 24-for-1 stock split, increasing the number of issued and outstanding shares from 291,500 to 7,287,500.

Prior to the IPO, the William Bradford Haines Financial Services Trust held 3,662,500 shares of Common Stock, the Lisa K. Haines Financial Services Trust held 1,812,500 shares of Common Stock, and the Julee S. Lawrence Financial Services Trust held 1,812,500 shares of Common Stock.  Prior to the IPO, the Haines Family Trusts collectively held 100.00% of the outstanding shares of Common Stock.  Following the IPO, the Haines Family Trusts collectively hold 66.63% of the outstanding shares of Common Stock.

Item 4.  Purpose of the Transaction

Each Reporting Person has been a long-time beneficial owner of shares of Common Stock. The shares of Common Stock held by each of the Reporting Persons have been held without any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer.

The Issuer completed its IPO and related listing of its Common stock on The NASDAQ Stock Market LLC. In the IPO, the WBH Trust sold 251,300 shares of Common stock, the LKH Trust sold 124,350 shares of Common Stock and the JSL Trust sold 124,350 shares of Common Stock.

The Reporting Persons, which continue to own collectively and in the aggregate more than 50% of the outstanding voting securities of the Issuer after the IPO, reached an oral agreement as a group, effective as of the date of the Joint Filing Agreement included as an exhibit hereto, for the purpose of influencing control over the Issuer solely to the extent necessary to ensure the Issuer will qualify as a “controlled company” under applicable NASDAQ Marketplace Rules. Under such rules, NASDAQ listed issuers that qualify as controlled companies may avail themselves of certain corporate governance exemptions involving board and committee independent director requirements. Even though the Issuer is a “controlled company” following the IPO, it currently complies with such board and committee independent director requirements.  Except for the foregoing, the Reporting Persons do not have any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence control over the Issuer.

Other than in connection with the contracts, arrangements, understandings or relationships with respect to securities of the Issuer described in Item 6 below, there are no other plans or proposals that would result in the acquisition of additional securities or disposition of additional securities of the Issuer.

Except as described above in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine in their sole discretion.

Item 5.  Interest in Securities of the Issuer

(a), (b)   The Reporting Persons may be deemed to beneficially own an aggregate of 6,787,500 shares of Common Stock, or 66.6% of the outstanding shares of Common Stock, which consists of:

(i)	3,411,200 shares of Common Stock, or 33.5% of the outstanding shares of Common Stock, held for the account of the WBH Trust.

(ii)	1,688,150 shares of Common Stock, or 16.6% of the outstanding shares of Common Stock, held for the account of the LKH Trust.

(iii)	1,688,150 shares of Common Stock, or 16.6% of the outstanding shares of Common Stock, held for the account of the JSL Trust.

(iv)
Mr. William B. Haines is the sole trustee of the WBH Trust, with sole voting and investment power over 3,411,200 shares of Common Stock, or 33.5% of the outstanding shares of Common Stock, all of which is reported hereby as owned by the WBH Trust.

(v)
Mr. John T. Phillips is co-trustee of the LKH Trust and the JSL Trust, with shared voting and investment power over 3,376,300 shares of Common Stock, or 33.1% of the outstanding shares of Common Stock, all of which is reported hereby as owned by the LKH Trust and the JSL Trust.

(vi)
Ms. Lisa K. Haines is co-trustee of the LKH Trust, with shared voting and investment power over 1,688,150 shares of Common Stock, or 16.6% of the outstanding shares of Common Stock, all of which is reported hereby as owned by the LKH Trust.

(vii)
Ms. Julee S. Thummel is co-trustee of the JSL Trust, with shared voting and investment power over 1,688,150 shares of Common Stock, or 16.6% of the outstanding shares of Common Stock, all of which is reported hereby as owned by the JSL Trust.

(c)          Except as otherwise set forth in Item 4 above, none of the Reporting Persons has effected any transactions in shares of the Issuer’s shares of Common Stock during the last 60 days.

(d)          Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On October 1, 2018, the Reporting Persons entered into a Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

In connection with the IPO, each of Mr. Haines, Mr. Phillips and Ms. Haines entered into a letter agreement with Keefe, Bruyette & Woods, Inc. and Stephens Inc., representatives of the underwriters in the IPO (the “Representatives”) (collectively, the “Lock-Up Agreements”). The Lock-Up Agreements generally prevent the Reporting Persons from selling or otherwise transferring their shares of Common Stock for a period of 180 days after the date of the prospectus relating to the IPO filed with the Securities and Exchange Commission on September 20, 2018 (the “Prospectus”) without the prior written approval of the Representatives. The Lock Up Agreements are subject to certain exceptions. The description of the Lock-Up Agreements contained herein is a summary of, and is subject to and qualified by reference to, the provisions of the form of Lock-Up Agreement incorporated by reference herein and attached as an exhibit to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement.

In connection with the IPO, the Issuer and the Haines Family Trusts entered into a registration rights agreement for the benefit of the Haines Family Trusts.  Under this agreement, the Issuer agrees, among other things, to provide the Haines Family Trusts with certain demand and piggyback registration rights in respect of any registrable shares of Common Stock held by them, subject to various conditions and limitations set forth in the agreement.  The description of the registration rights agreement contained herein in a summary of, and is subject to and qualified by reference to, the provisions of the registration rights agreement incorporated by reference herein and attached as Exhibit 10.4 to the Registration Statement.

In connection with the IPO, the Issuer and the Haines Family Trusts entered into a tax sharing agreement pursuant to which the Haines Family Trusts will indemnify the Issuer with respect to its unpaid tax liabilities (including interest and penalties) to the extent that such unpaid tax liabilities are attributable to a decrease in the shareholders’ taxable income for any tax period and a corresponding increase in the Issuer’s taxable income for any period.  The description of the tax sharing agreement contained herein in a summary of, and is subject to and qualified by reference to, the provisions of the tax sharing agreement incorporated by reference herein and attached as Exhibit 10.1 to the Registration Statement.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated October 1, 2018, by and among the Haines Family Trusts, William B. Haines, John T. Phillips, Lisa K. Haines and Julee S. Thummel

99.2
Form of Lock-Up Agreement, filed as an exhibit to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-227-010), filed with the Securities and Exchange Commission on September 17, 2018

99.3	Registration Rights Agreement, filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-227-010), filed with the Securities and Exchange Commission on August 24, 2018

99.4	Tax Sharing Agreement, filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-227-010), filed with the Securities and Exchange Commission on August 24, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2018	WILLIAM BRADFORD HAINES FINANCIAL SERVICES TRUST

	By:	/s/ William B. Haines
	Name:	William B. Haines, Trustee

LISA K. HAINES FINANCIAL SERVICES TRUST

	By:	/s/ John T. Phillips
	Name:	John T. Phillips, Co-Trustee

	By:	/s/ Lisa K. Haines
	Name:	Lisa K. Haines, Co-Trustee

JULEE S. LAWRENCE FINANCIAL SERVICES TRUST

	By:	/s/ John T. Phillips
	Name:	John T. Phillips, Co-Trustee

	By:	/s/ Julee S. Thummel
	Name:	Julee S. Thummel, Co-Trustee

	By:	/s/ William B. Haines
	Name:	William B. Haines

	By:	/s/ John T. Phillips
	Name:	John T. Phillips

	By:	/s/ Lisa K. Haines
	Name:	Lisa K. Haines

	By:	/s/ Julee S. Thummel
	Name:	Julee S. Thummel